Mail Stop 3010

August 11, 2009

<u>VIA U.S. MAIL AND FAX (215) 546-7311</u>

Mr. Edward A. Glickman
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102

      Re: **Pennsylvania Real Estate Investment Trust**
              Form 10-K for the year ended December 31, 2008
              Filed March 2, 2009
              File No. 001-06300

Dear Mr. Glickman:

     We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                              Sincerely,

                              Daniel L. Gordon
                              Branch Chief